[LETTERHEAD OF PAUL HASTINGS, JANOFSKY & WALKER LLP]

January 7, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda VanDoorn, Senior Assistant Chief Accountant

Re:	Centerline Holding Company
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007
File No. 001-13237

Dear Ms. VanDoorn:

This letter sets forth the response of Centerline Holding Company (“Centerline”) to the Staff’s comment letter dated December 21, 2007 in connection with the Staff’s review of Centerline’s Form 10-K for the year ended December 31, 2006, and Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007. Capitalized terms used herein and not otherwise defined have the meanings specified in the Forms 10-K and 10-Q. For your convenience, we have repeated each comment (in boldface type) prior to our response.

Form 10-K

Item 8 – Financial Statements and Supplementary Data, page 60

Note 1 – Summary of Significant Accounting Policies, page 69

C- Investment in Mortgage Revenue Bonds, page 71

1.
Refer to the fourth paragraph under this heading. The discussion of how the company accounts for its mortgage revenue bonds when they are considered to be impaired should be expanded to address how the company assesses whether or not there has been an other than temporary impairment of the bonds and if such is identified, the subsequent accounting. Please show us how you will revise the disclosure in future filings to address this. We note the more expansive disclosure in Management’s Discussion and Analysis on page 52 related to this issue as well as the disclosure in Note D related to the other than temporary impairment of other investments.

Centerline advises the Staff that the discussion of impairment in the referenced footnote is intended to address other-than-temporary impairments that are recognized in income as required by GAAP.  Future filings will clarify the language as follows (emphasis on the additional language):

We consider a mortgage revenue bond as other-than-temporarily impaired when we determine it is probable that not all required contractual payments will be made when due, from property operations or other sources of collection (such as sale under foreclosure and syndication of associated tax credits) would not cover any shortfall.  If we determine a bond is other-than-temporarily impaired, we write it down to its estimated fair value and record a realized loss in the statement of income.  Subsequent increases in the fair value of mortgage revenue bonds are included in other comprehensive income; subsequent decreases in fair value, if not an other-than-temporary impairment, are also included in other comprehensive income.  Our primary tool to determine which loans are likely to incur a loss is to evaluate the debt service coverage ratio based on our historical experience with similar properties and the frequency of such losses.

Centerline also advises the Staff that the disclosure requirements of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, are addressed with respect to mortgage revenue bond investments in Note 3 – Mortgage Revenue Bonds, D. Unrealized Gains and Losses.  In that footnote, Centerline states that unrealized losses on mortgage revenue bonds are considered temporary and describes its rationale for such a determination.  For the Staff’s convenience, this disclosure is set forth below:

The fair value and gross unrealized losses of our mortgage revenue bonds aggregated by length of time that individual bonds have been in a continuous unrealized loss position is summarized in the table below:

(Dollars in thousands)	Less than 12 Months	12 Months or More	Total

December 31, 2006

Number	76	60	136
Fair value	$502,758	$356,543	$859,301
Gross unrealized loss	$22,355	$11,315	$33,670

December 31, 2005

Number	36	55	91
Fair value	$253,063	$327,183	$580,246
Gross unrealized loss	$6,775	$4,649	$11,424

The unrealized losses related to these mortgage revenue bonds are due primarily to changes in interest rates in that we calculate present values based upon future expected cash flows from the bonds and discount these cash flows at current rates; as rates rise, the fair value of our portfolio decreases.  We have the intent and ability to hold these bonds until recovery and have therefore concluded that these declines in fair value are temporary.  For discussion of other-than temporary impairments, see Impairment below.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 131

Item 9A – Controls and Procedures, page 131

2.
We note management’s assessment does not include internal controls of ARCap, as the business was acquired in August 2006. Please tell us what consideration was given to disclosing the significance of the acquired business to the company’s consolidated financial statements as required by the SEC’s Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Centerline advises the Staff that the disclosure of significance required with respect to the acquired company is included in Management’s Report on the Effectiveness of Internal Control Over Financial Reporting on page 57 of Form 10-K as follows (emphasis added):

CharterMac management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework.  Based upon our assessment we believe that, as of December 31, 2006, our internal control over financial reporting is effective in accordance with those criteria.  Management excluded from its assessment the internal controls over financial reporting at ARCap Investors, LLC, which was acquired on August 15, 2006, and whose financial statements constitute 19 percent and 18 percent of net and total assets, respectively, 14 percent of revenues and 10 percent of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006.

Item 9A, which reiterates management’s conclusion, also refers to the report on page 57.  Therefore, the Company believes it has complied with the SEC’s Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

Sincerely,

/s/Mark Schonberger
Mark Schonberger
for PAUL HASTINGS, JANOFSKY & WALKER LLP

cc:	Yolanda Crittendon Robert L. Levy John J. Kelly David R. Berrey, Deloitte & Touche LLP